April 18, 2013

Via EDGAR

Michelle Roberts
Senior Attorney
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-8629

RE:    Principal Variable Contracts Funds, Inc.
Post-Effective Amendment on Form N-1A number 83
File Numbers 002-35570, 811-01944

Dear Ms. Roberts,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on March 26, 2013, with respect to post-effective amendment number 83 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on February 14, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment number 84).

Comment 1. In correspondence to the Staff, please confirm that all blank, bracketed, and/or stale information will be updated in a subsequent filing.

Response: Confirmed.

Comment 2. With respect to use of derivatives, please review all principal investment strategy and principal risk disclosure to make sure the disclosure is not too generic or standardized and that it describes the actual derivative instruments that the portfolio intends to use to achieve its investment objective and the associated principal risks.

Response: The Registrant has reviewed the disclosure and added some language to the Principal LifeTime Accounts’ principal investment strategies sections.

Comment 3. In the Diversified Balanced Account, and any other fund with the same disclosure, clarify the following: “and the varying degrees of potential investment risk and reward represented by the Account’s investments in those market segments and its underlying funds.”

Response: The Registrant will revise the language.

Comment 4. In the summary section, under the Performance heading, if a custom or blended index is mentioned in the text before the custom or blended index is either explained or the components of the custom or blended index are listed, please add a parenthetical after “custom index” or “blended index” that says “(as defined below)”.

Response: The Registrant will make the requested revision.

Comment 5. In the summary section, under the Performance heading, add the word “performance” to the end of certain sentences.

Response: The Registrant will make the requested revision.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.
Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant

2